ArvinMeritor, Inc.
2135 West Maple Road
Troy, Michigan 48084-7186

December 23, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ArvinMeritor, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed November 20, 2009 (File No. 333-163233)
Ladies and Gentlemen:
          On behalf of ArvinMeritor, Inc., a Delaware corporation (the “Company”), transmitted herewith is Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (File No. 333-163233), marked to show changes from the Registration Statement on Form S-3 filed on November 20, 2009 (the “Registration Statement”).
          This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated December 17, 2009 (the “Comment Letter”) from Amanda Ravitz, Branch Chief — Legal of the SEC, to Vernon G. Baker, II, Senior Vice President and General Counsel of the Company, in connection with the Registration Statement. Set forth below are the Staff’s comments contained in the Comment Letter (in bold face type) followed by the Company’s responses.
General
1.	Please confirm that you will file unqualified opinions at the time of each takedown.
          The Company confirms that it will file applicable unqualified opinions at the time of each takedown.

Securities and Exchange Commission
Exhibit 5.1
2.	Please revise your opinion, or file the opinion of another legal counsel regarding the debt securities, opining upon the laws of the State of Indiana. Also, please file with the next amendment opinions of counsel dealing with the legally binding nature of the guarantees for those subsidiary guarantors incorporated under the laws of states other than New York or Indiana.
          The Company has filed a revised legal opinion of Baker & Daniels LLP in response to the Staff’s comment in the first sentence above. The Company has filed a revised legal opinion of Chadbourne & Parke LLP in response to the Staff’s comment in the second sentence above.
3.	Refer to the last paragraph. You may not limit reliance on the legal opinion. Please revise.
          The Company has filed a revised legal opinion that does not contain the last paragraph in response to the Staff’s comment.
Exhibit 5.2
4.	Please delete the words “as in effect on the date hereof” from the first complete paragraph on page 2 or confirm that you will re-file your opinion on the date of effectiveness.
          The Company has filed a revised legal opinion that modifies the second sentence in the first complete paragraph on page 2 in response to the Staff’s comment.
5.	Please revise part (v) of numbered opinion 1 and part (iv) of numbered opinion 2 to opine that the common stock and the preferred stock, respectively, will be duly authorized.
          The Company has filed a revised opinion in which part (v) of numbered opinion 1 and part (vi) of numbered opinion 2 have been modified as requested by the Staff’s comment.

Securities and Exchange Commission
*   *   *
          The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and all amendments thereto, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Registration Statement and all amendments thereto and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
          We are also delivering to Michelle Lacko of the Staff courtesy copies of (i) Amendment No. 1 and (ii) this response letter.
          Please telephone Marc A. Alpert at (212) 408-5491 if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comments by facsimile to Marc A. Alpert at (646) 710-5491.

Securities and Exchange Commission

Very truly yours,

/s/ Barbara Novak

Barbara Novak
Vice President and Secretary

Enclosures

VIA EDGAR AND E-MAIL

cc: Michelle Lacko